

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 30, 2017

Via E-mail
Thomas J. Edwards, Jr.
Chief Financial Officer
Michael Kors Holdings Limited
33 Kingsway
London, United Kingdom
WC2B 6UF

Re: **Michael Kors Holdings Limited**
      Form 10-K for the Fiscal Year Ended April 1, 2017
      Filed May 31, 2017
      File No. 001-35368

Dear Mr. Edwards:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 1, 2017
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Fiscal 2017 with Fiscal 2016
Provision for Income Taxes, page 39

1.   You have attributed a lower effective tax rate for Fiscal 2017 to the favorable effect of global financing activities. Please expand your discussion to describe the nature of these global financing activities and provide reasons for the significant impact that these activities had on your income tax rate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at (202) 551-3394 or Suying Li at (202) 551-3335 if you have questions regarding these comments.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining